TSX “VIR”
AMEX “REX”
ViRexx Medical Corp.
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES PRIVATE PLACEMENT
- ViRexx to issue up to 1,666,666 units for gross proceeds of up to $2,000,000 (CAD) -

EDMONTON, ALBERTA - March 3, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced a non-brokered private placement of up to 1,666,666 units of the Company at a price of $1.20 (CAD) per unit, for gross proceeds to ViRexx of up to $2,000,000 (CAD).

“This private placement is being offered to facilitate the purchase of ViRexx shares by an established life science institutional investor who has recognized the value of our science and clinical candidates,” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp. “ViRexx plans to use the net proceeds for working capital, product development and general corporate purposes.”

Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.75 (CAD) for a period of twenty-four months from the closing date, which is expected on or around April 18, 2006.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com